Exhibit 21 — Subsidiaries of the Company, Jurisdiction of Incorporation, and Percentage of Ownership

1.	United Shareholder Services, Inc. – incorporated in Texas and wholly owned by the Company

2.	U.S. Global Investors (Bermuda) Ltd. – incorporated in Bermuda and wholly owned by the Company

3.	U.S. Global Investors (Guernsey) Limited – incorporated in Guernsey, Channel Islands and wholly owned by the Company (on August 3, 2013, U.S. Global Investors (Guernsey) Limited was dissolved)

4.	U.S. Global Brokerage, Inc. – incorporated in Texas and wholly owned by the Company

5.	U.S. Global Investors (Canada) Ltd. – incorporated in Canada and wholly owned by the Company

6.	U.S. Global Indices, LLC – incorporated in Texas and wholly owned by the Company